June 25, 2009	Mary Beth Constantino
(617) 951-7910
marybeth.constantino@ropesgray.com
VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn: Brion Thompson, Esq.

Re:	Fixed Income SHares (the “Trust”) (Registration Nos. 333-92415 and 811-9721); Responses to Comments on 1933 Act Post-Effective Amendment No. 23.
Dear Mr. Thompson:
          On behalf of the Trust, we are writing to respond to the Securities and Exchange Commission (the “SEC”) staff’s (the “Staff”) comments provided to me by telephone on June 16, 2009 relating to Post-Effective Amendment No. 23 to the Trust’s Registration Statement on Form N-1A to register shares of Equity Shares: Series I (the “Portfolio”) filed with the SEC on April 27, 2009 under Rule 485(a) of the Securities Act of 1933, as amended (the “Securities Act”).
Summaries of the Staff’s comments and the Trust’s responses are set forth below. Defined terms used and not otherwise defined herein have the meanings ascribed to them in the Registration Statement.
Prospectus
1.	Comment: The first paragraph under “Principal Investments and Strategies of the Portfolio” references the term “equity-related instruments”. Please add disclosure to clarify the meaning of this term as used in the Prospectus.

Response: The Trust directs the Staff’s attention to the section in the Prospectus titled “Characteristics and Risks of Securities and Investment Techniques—Equity-Related Instruments”, which provides the following:

Securities and Exchange Commission
Attn: Brion Thompson, Esq.	- 2 -	June 25, 2009
“The Portfolio may invest in equity-related instruments. Equity-related instruments are securities and other instruments, including derivatives such as equity-linked securities, whose investment results are intended to correspond generally to the performance of one or more specified equity securities or of a specified equity index or analogous basket of equity securities. See “Common Stocks and Other Equity Securities” above. To the extent that the Portfolio invests in equity-related instruments whose return corresponds to the performance of a non-U.S. securities index or one or more non-U.S. equity securities, investing in such equity-related instruments will involve risks similar to the risks of investing in non-U.S. securities. See “Non-U.S. Securities” above. In addition, the Portfolio bears the risk that the issuer of an equity-related instrument may default on its obligations under the instrument. Equity-related instruments are often used for many of the same purposes as, and share many of the same risks with, other derivative instruments such as swap agreements, participation notes and zero-strike warrants and options. See “Derivatives” above. Equity-related instruments may be considered illiquid and thus subject to the Portfolio’s restrictions on investments in illiquid securities.”
In order to address the Staff’s comment, a cross reference to this excerpt has been included in the first paragraph under “Principal Investments and Strategies of the Portfolio” which references the term “equity-related instruments”.

2.	Comment: Please add the word “defensive” in the third sentence of the fourth paragraph under “Principal Investments and Strategies of the Portfolio” so that the disclosure states, “In response to unfavorable market and other conditions, the Portfolio may deviate from its principal strategies by making temporary defensive investments of some or all of its assets in high-quality fixed income securities, cash and cash equivalents.”

Response: The requested change has been made.

3.	Comment: For each risk identified as a principal risk in the “Risk/Return Summary”, please include a summary of the principal risk within the principal risks of investing in the Portfolio in the section “Risk/Return Summary—Principal Risks”.

Response: The Trust believes that its current method of disclosure provides investors with the relevant information in a manner that is user-friendly and in compliance with the requirements of Form N-1A. The principal risks of investing in the Fund are listed in the Prospectus under “Fund Summary– Principal Risks” and are described in more detail under “Summary of Principal Risks.” The Trust believes that the current disclosure format adequately describes the risks to shareholders because the terms used in the list (e.g., Liquidity Risk, Management Risk, Smaller Company Risk) are themselves

Securities and Exchange Commission
Attn: Brion Thompson, Esq.	- 3 -	June 25, 2009
descriptive, and the risks are described in greater detail in the section entitled “Summary of Principal Risks,” which begins on the page immediately following the Fund Summary. In addition, a cross reference to this summary encourages readers to refer to the “Summary of Principal Risks” for a description of the risks. Also, the Trust respectfully submits that adding to the “Principal Risks” sub-section of the Fund Summary the more detailed principal risks information already disclosed in the “Summary of Principal Risks” would conflict with Rule 421(b) under the Securities Act, as it would increase the size of the Prospectus without enhancing the quality of the principal risk disclosure.

4.	Comment: Please confirm whether short selling risk is a principal risk of investing in the Portfolio. If so, please include it under “Risk/Return Summary—Principal Risks”. If short selling risk is not a principal risk of the Portfolio, please do not include it under “Summary of Principal Risks” and please disclose only as a non-principal risk.

Response: The reference to short selling risk as a principal risk has been deleted. Short selling risk is not a principal risk of investing in the Portfolio.

5.	Comment: Please confirm whether the line item “other expenses” under “Risk/Return Summary—Fees and Expenses of the Portfolio” includes expenses attributable to dividends paid on short sales (if any). If so, please disclose accordingly under the footnote to the line item “other expenses” under “Risk/Return Summary—Fees and Expenses of the Portfolio”.

Response: The Portfolio is not yet operational. It is not expected that the Portfolio will incur expenses related to dividends paid on short sales in its initial fiscal period.
Statement of Additional Information
1.	Comment: Please confirm that it is the current intention of the registrant to change the name of the Trust and, if so, also confirm that the relevant filing on an amended Form ID reflecting such new name has been, or will be, filed on EDGAR.

Response: It is the current intention of the registrant to change the name of the Trust, currently known as Fixed Income SHares, to “Allianz Global Investors Managed Accounts Trust” pursuant to an amendment of the Trust’s Agreement and Declaration of Trust. The registrant intends to file an amended Form ID on EDGAR to reflect the name change prior to its filing an additional post-effective amendment under Rule 485(b) with respect to the Portfolio.
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Securities and Exchange Commission
Attn: Brion Thompson, Esq.	- 4 -	June 25, 2009
          As requested, on behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.
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          Please do not hesitate to call me (at 617-951-7910) if you have any questions or require additional information.
Sincerely yours,
Mary Beth Constantino, Esq.

cc:	Thomas Fucillo, Esq. Brian S. Shlissel Lawrence Altadonna Daniel Carey, Esq. David C. Sullivan, Esq. Patricia C. Sandison, Esq.